Exhibit 99.7

Allen&Gledhill
ADVOCATES & SOLICITORS
Dated 24 July 2009
TERRA INVESTMENTS PTE. LTD.
and
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
ASSIGNMENT OF BUILDING AGREEMENT / AGREEMENT FOR LEASE
relating to
(1)	Private Lot A1964506 (formerly known as Pte Lot A12787(d)), forming part of Government Survey Lots 230L(pt) and 1179P of Mukim 13;

(2)	Private Lot A1964507 (formerly known as Pte Lot A12787(e)), forming part of Government Survey Lot 3696K(pt) of Mukim 13;

(3)	Private Lot A1964508 (formerly known as Pte Lot A12787(k)), forming part of Government Survey Lot 4896I of Mukim 13; and

(4)	Private Lot A1964510, forming part of Government Survey Lots 99528A and 4897C of Mukim 13.

ALLEN & GLEDHILL LLP
ONE MARINA BOULEVARD #28-00
SINGAPORE 018989

This Assignment is made on 24 July 2009 between:

(1)	TERRA INVESTMENTS PTE. LTD. (UEN/Registration Number: 200413927M), a company incorporated in Singapore with its registered office at 60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891 (the “Assignor”); and

(2)	CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (UEN/Registration Number: 198703584K), a company incorporated in Singapore with its registered office at 60 Woodlands Industrial Park D Street 2, Singapore 738406 (the “Assignee”).
Whereas:
(A)	The Assignor is the lessee of a leasehold interest in respect of Fab 6, Fab 7, the Slurry Plant and Pte Lot A1964510 (each of which is defined below).

(B)	By the Sale and Purchase Agreement (defined below), the Assignor has agreed to sell and the Assignee has agreed to purchase the Property (defined below) subject to the Long Term Subleases (defined below), and upon the terms and subject to the conditions of the Sale and Purchase Agreement.

(C)	JTC (defined below) has granted its approval to the sale of the Property by the Assignor to the Assignee in accordance with the provisions of the Sale and Purchase Agreement, on the terms and conditions set out in JTC Letter (defined below).

(D)	Pursuant to the provisions of the Sale and Purchase Agreement, the Assignor agreed inter alia to execute and deliver to the Assignee on completion of the sale and purchase of the Property, an assignment of all the Assignor’s rights, title and interests under the:
(a)	Fab 6 Building Agreement (defined below) in respect of Fab 6 and all the Assignor’s rights title and interest in and to Fab 6;

(b)	Fab 7 Building Agreement (defined below) in respect of Fab 7 and all the Assignor’s rights title and interest in and to Fab 7;

(c)	Slurry Plant Building Agreement (defined below) in respect of the Slurry Plant and all the Assignor’s rights title and interest in and to the Slurry Plant; and

(d)	Pte Lot A1964510 Building Agreement (defined below) in respect of Pte Lot A1964510 and all the Assignor’s rights title and interest in and to Pte Lot A1964510, upon the terms and conditions set out in this Assignment.

It is agreed as follows:
1.	Definitions and Interpretation
1.1	Definitions: The following definitions apply unless the context requires otherwise:
1.1.1	“Building Agreements” means the Fab 6 Building Agreement, the Fab 7 Building Agreement, the Slurry Plant Building Agreement and the Pte Lot A1964510 Building Agreement.

1.1.2	“Completion” means the completion of the sale and purchase of the Property in accordance with the provisions of the Sale and Purchase Agreement.

1.1.3	“Fab 6” shall have the meaning ascribed to it in clause 1.1.11 of the Sale and Purchase Agreement.

1.1.4	“Fab 6 Building Agreement” means the building agreement dated 24 September 1999 made between JTC, as lessor and the Original Lessee (defined below), the benefit of which was assigned to the Assignor pursuant to an Assignment of Building Agreement dated 31 December 2004 made between the Original Lessee and the Assignor, and includes that document as from time to time amended, modified or supplemented and any document which amends, modifies or supplements that document.

1.1.5	“Fab 7” shall have the meaning ascribed to it in clause 1.1.12 of the Sale and Purchase Agreement.

1.1.6	“Fab 7 Building Agreement” means the building agreement dated 30 July 2001 made between JTC, as lessor and the Original Lessee, the benefit of which was assigned to the Assignor pursuant to an Assignment of Building Agreement dated 31 December 2004 made between the Original Lessee and the Assignor, and includes that document as from time to time amended, modified or supplemented and any document which amends, modifies or supplements that document.

1.1.7	“JTC” means Jurong Town Corporation, a body corporate incorporated under Jurong Town Corporation Act and having its head office at JTC Summit, 8 Jurong Town Hall Road, Singapore.

1.1.8	“JTC Letter” means collectively the letters of consent dated 15 April 2009 and 20 April 2009 issued by JTC to the Assignor (as may be amended, modified and supplemented by JTC).

1.1.9	“Long Term Subleases” shall have the meaning ascribed to it in clause 1.1.19 of the Sale and Purchase Agreement.

1.1.10	“Original Lessee” means Singapore Technologies Pte Ltd, a company incorporated in Singapore and having its registered office at 51 Cuppage Road #09-01 Starhub Centre Singapore 229469.

1.1.11	“Parties” means the Assignor and the Assignee and their respective successors and permitted assignees, and “Party” means either of them.

1.1.12	“Property” shall have the meaning ascribed to it in clause 1.1.23 of the Sale and Purchase Agreement.

1.1.13	“Pte Lot A1964510” shall have the meaning ascribed to it in clause 1.1.24 of the Sale and Purchase Agreement.

1.1.14	“Pte Lot A1964510 Building Agreement” means the Agreement for Lease dated 31 January 2008 made between JTC, as lessor and the Assignor, as lessee and includes that document as from time to time amended, modified or supplemented and any document which amends, modifies or supplements that document.

1.1.15	“Sale and Purchase Agreement” means the binding contract for sale and purchase of the Property entered into by the Parties on 15 July 2009.

1.1.16	“Slurry Plant” shall have the meaning ascribed to it in clause 1.1.27 of the Sale and Purchase Agreement.

1.1.17	“Slurry Plant Building Agreement” means the building agreement dated 21 April 2005 made between JTC, as lessor and the Original Lessee, as lessee, the benefit of which was assigned to the Assignor pursuant to an Assignment of Building Agreement dated 8 July 2005 made between the Original Lessee and the Assignor, and includes that document as from time to time amended, modified or supplemented and any document which amends, modifies or supplements that document.
1.2	The headings in this Assignment are inserted for convenience only and shall be ignored in construing this Assignment. Unless the context otherwise requires, words (including words defined in this Assignment) denoting the singular number only shall include the plural and vice versa. References to “Clauses” and “Annexure” are to be construed as references to clauses and the annexure to this Assignment.
2.	Assignment
2.1	In pursuance of the Sale and Purchase Agreement and in consideration of the sum of $1.00 paid by the Assignee to the Assignor, in accordance with the terms of the Sale and Purchase Agreement for the purchase of the Property, the Assignor HEREBY ASSIGNS, with effect from 24 July 2009 (the “Effective Date”), but without prejudice to any rights, claims and remedies which the Assignor has or may have under the Building Agreements prior to the Effective Date:
2.1.1	all the rights title interest benefits advantages permits licences and remedies which the Assignor has in under or arising out of the Building Agreements; and

2.1.2	all the rights title and interest of the Assignor in and to the Property,
TO HOLD the same unto the Assignee absolutely but subject to the respective terms conditions reservations covenants and stipulations contained in the Building Agreements and subject to the Long Term Subleases.

3.	Representation and Warranty
Each of the Assignor and the Assignee represents and warrants to and for the benefit of, each other (and its successors and assigns) that it has the power to enter into this Assignment.
4.	Covenants
4.1	The Assignor covenants with the Assignee that the Assignor shall at the cost and expense of the Assignee do all reasonable acts and things, including without limitation the execution of all such documents, as may be reasonably required by the Assignee to give effect to this Assignment.

4.2	The Assignor undertakes upon execution of this Assignment, to serve on JTC a notice of this Assignment.
5.	Costs and Expenses
5.1	Each Party shall bear its own legal, professional and other costs and expenses incurred by it in connection with the negotiation, preparation and execution of this Assignment.

5.2	The Assignee shall pay all stamp duty (if any) payable on this Assignment (in duplicate).
6.	Governing Law and Jurisdiction
This Assignment shall be governed by, and construed in accordance with, the laws of Singapore and the Parties agree to submit to the non-exclusive jurisdiction of the Singapore courts.
7.	Contracts (Rights of Third Parties) Act Chapter 53B
A person who is not a party to this Assignment has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce or enjoy the benefit of any term of this Assignment.
8.	This Assignment
This Assignment shall be deemed to take effect on the Effective Date.

In witness whereof this Assignment has been entered into on the date stated at the beginning.
Assignor

THE COMMON SEAL of	)
TERRA INVESTMENTS PTE. LTD.	)	[Terra’s company seal affixed]
was hereunto affixed in the presence of:	)
)
)

/s/ Joseph Wong Sik Yan
Authorised Signatory: Joseph Wong Sik Yan

/s/ Cheong Kok Tim
Director : Cheong Kok Tim
I, YEO KUEI HUANG, an Advocate and Solicitor of the Supreme Court of the Republic of Singapore practising in Singapore hereby certify that on 20 July 2009 the Common Seal of Terra Investments Pte. Ltd. was duly affixed to the above Assignment at Singapore in my presence in accordance with the Articles of Association of Terra Investments Pte. Ltd. (which Articles of Association have been produced and shown to me).
Witness my hand this
/s/ Yeo Kuei Huang

Assignee

THE COMMON SEAL of	)
CHARTERED SEMICONDUCTOR	)
MANUFACTURING LTD.	)	[Company’s seal affixed]
was hereunto affixed in the presence of:	)
)

/s/ Chia Song Hwee
Director : Chia Song Hwee

/s/ Looi Lee Hwa
Secretary : Looi Lee Hwa
I, SERENA CHOO MING LI, an Advocate and Solicitor of the Supreme Court of the Republic of Singapore practising in Singapore hereby certify that on 22 July 2009 the Common Seal of Chartered Semiconductor Manufacturing Ltd. was duly affixed to the above Assignment at Singapore in my presence in accordance with the Articles of Association of Chartered Semiconductor Manufacturing Ltd. (which Articles of Association have been produced and shown to me).
Witness my hand this
/s/ Serena Choo Ming Li

CERTIFICATE PURSUANT TO JURONG TOWN CORPORATION’S CONSENT TO ASSIGN
I, the solicitor for the Assignor hereby certify that:
(a)	Jurong Town Corporation has consented to this assignment subject to the terms and conditions in its consent letters dated 15 April 2009 and 20 April 2009;

(b)	the Assignee and the Assignor have confirmed that they are not in breach of any of the terms and conditions imposed by Jurong Town Corporation in relation to this assignment; and

(c)	Jurong Town Corporation has confirmed that it has no objection to the execution of the Deed of Assignment.
Dated this 24th day of July 2009.

/s/ Yeo Kuei Huang

Name & Signature of Solicitor for the Assignor
Yeo Kuei Huang